Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

February 26, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Mr. Jacob Sandoval

Re:	The Arbitrage Funds - Registration Nos. 33-30470 and 811-09815
(the “Registrant”)

Dear Mr. Sandoval:

This letter is in response to your comments provided via telephone conference on January 21, 2016 and February 22, 2016 relating to the Registrant’s website, prospectus and statement of additional information (“SAI”) dated September 30, 2015 and May 31, 2015 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on August 6, 2015:

1.     Comment: The Fund Fact Sheets dated September 28, 2015 contain the expense ratio caps but do not also include disclosure that certain expenses are not subject to the expense cap. Going forward please add this disclosure to the Fund Fact Sheets posted on the web site.

Response: The Registrant has added this disclosure to Fund Fact sheets and will include it going forward.

2.      Comment: Explain why the Arbitrage Tactical Equity Fund is not on the website.

Response: The Arbitrage Tactical Equity Fund's disclosure documents have been added to the website.

3.      Comment: Confirm that the following highlighted statement on page 26 of the SAI filed on September 28, 2015 is true given the fees paid by the Fund to Foreside for the providing the Fund CFO and Fund Treasurer pursuant to the Fund CFO/Treasurer Agreement: “None of the executive officers (other than the Chief Compliance Officer) receive compensation from the Trust.”

Response: The Registrant will add that the Fund pays Foreside an annual fee for providing the Fund’s CFO and Treasurer to the statement on page 26 of the SAI in Registrant’s next annual update of its registration statement.

4.      Comment: Going forward, remove the following footnote from the fee and expense table of each Prospectus, as it is not a permitted footnote under Item 3 of N-1A: “The Fund is obligated to pay any interest incurred or dividend declared during the period in which the Fund maintains a short position to the lender from which the Fund borrowed the security and the Fund is obligated to record the payment of the accrued interest or dividend as an expense. These expenses are not fees charged to shareholders but are expenses paid by the Fund that are similar to finance charges that the Fund incurs in borrowing transactions. The Fund may be subject to additional expenses related to short sales (for example, costs of borrowing and margin account maintenance costs).”

Response: The Registrant will remove the above-referenced footnote from the fee and expense table of each Prospectus going forward.

5.     Comment: Going forward, in the Ratios to Average Net Assets section of each Fund’s financial highlights, also include net expenses after advisory fees waived and expenses reimbursed including the dividend and interest expense.

Response: The Registrant will add the net expense ratio as requested going forward.

6.     Comment: Going forward, in the Credit Default Swap Contract Table in the Portfolio of Investments, confirm, and update if necessary, whether the Event-Driven Fund and the Credit Opportunities Fund, bought or sold credit protection because there is an entry that each Fund bought credit protection; however, there is a corresponding entry that appears to indicate that the Fund received interest. If the Fund bought credit protection it would pay the interest rate and this disclosure indicates to the Staff that the Fund received the interest instead of paying it.

Response: The Registrant confirms that the Arbitrage Event-Driven Fund and the Arbitrage Credit Opportunities Fund bought credit protection during the period covered by the Annual Report. Going forward, if any of the Funds purchase credit protection, the Registrant will indicate in the Credit Default Swap Contract Table that the interest was paid.

7.     Comment: Going forward, in the Credit Default Swap Contract Table in the Portfolio of Investments, indicate whether any of the swaps are centrally cleared.

Response: The Registrant will indicate whether any of the swaps are centrally cleared in the Credit Default Swap Contract Table going forward.

8.     Comment: Going forward, in the Equity Swap Contracts Table in the Portfolio of Investments, indicate specifically whether the Fund is paid or received the rate.

Response: The Registrant will indicate whether the Fund paid or received the rate in the Equity Swap Contracts Table going forward.

9.     Comment: Going forward, in the Outstanding Forward Foreign Currency Exchange Contracts Table of the Portfolio of Investments, identify the counterparty.

Response: The Registrant will identify the counterparty for forward foreign currency exchange contracts in the Outstanding Forward Foreign Currency Exchange Contracts Table going forward.

10.    Comment: Going forward, in the Schedule of Written Options table of the Portfolio of Investments, identify the counterparty for OTC written options.

Response: The Registrant will identify the counterparty for OTC written options in the Schedule of Written Options going forward.

11.    Comment: Going forward, for any Rights disclosed in the Portfolio of Investments, disclose the dates that the rights will expire, if any.

Response: The Registrant will disclose the dates that the rights will expire, if any, in the Portfolio of Investments going forward.

12.    Comment: Going forward, in Note 6 of the Financial Statements, it states that “Certain officers of the Trust are also officers of the Administrator”. Break out related party payables or receivables in the Statement of Assets and Liabilities if the Fund is paying any of these officers’ salaries pursuant to Regulation S-X 6-04-12.

Response: There are currently no officers of the Trust who are also officers of the Administrator. Since September 2015, Ms. Labbe has been the CFO of the Trust, and she is an employee of Foreside Management Services, LLC.

13.    Comment: Note 5 of the Financial Statements states that “In certain circumstances, the Funds may receive a penalty fee upon the prepayment of a floating rate loan by a borrower.” Going forward, break out any such penalty fees in the Statement of Operations per Regulation S-X-6-07-1.

Response: The Registrant will break out in the Statement of Operations any such penalty fees received going forward.

14.    Comment: In the Disclosure of Fund Expenses hypothetical for the Tactical Equity Fund, footnote (c) states that the expenses were multiplied by 150 days (since the Fund commenced operations), but when recalculated it appears that the expenses were multiplied by 182 days. Going forward, please ensure that the expenses are calculated using the correct number of days in the period.

Response: The Registrant will ensure that he expenses are calculated using the correct number of days in the period going forward.

15.    Comment: In the Trustees and Officers table, there are no other directorships listed for Robert Herrmann; however, in the SAI filed on December 12, 2014, he is listed as an independent director of TD Asset Management (USA). Going forward, please ensure to capture all other directorships in the annual report.

Response: The Registrant will ensure that the disclosure in the Trustees and Officers table in the annual report is correctly updated going forward.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

The Registrant hereby acknowledges that: (1) the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings; (2) comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in its filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-2699 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Nancy P. O’Hara
Nancy P. O’Hara